UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
AUGUST 26, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CV Therapeutics, Inc.

File No. 000-21643 -- CF# 31343

_____

Gilead Sciences, Inc. (successor to CV Therapeutics, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information CV Therapeutics, Inc. excluded from the Exhibits to a Form 10-Q filed on November 3, 2000 and a Form 8-K filed on September 6, 2005.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.83	10-Q	November 3, 2000	through July 21, 2018
10.1	8-K	September 6, 2005	through July 21, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary